

Wyatt Geist · 3rd

Co Founder, President & CTO at Integrity Implants

Fort Lauderdale, Florida, United States · 500+ connections ·

Contact info

 **Integrity Implants**

 **Auburn University**

Experience



Co Founder, President & CTO
Integrity Implants
Apr 2016 – Present · 4 yrs 8 mos

Founder
Geotoll
Feb 2012 – Present · 8 yrs 10 mos

Founder of GeoToll. Started with initial concepts and functionality. Formed technical team to develop products. Formed sales / executive team to execute marketing and deployment of products. Subsequently retained the position of Chairman of the Board.

...see mor

Inventor - Founder - CEO
Safewire
Feb 2010 – Apr 2016 · 6 yrs 3 mos

Founder, CEO and Inventor of Y-wire and Tiger Needle. I was responsible for all aspects of this company from capital formation, product development, product launch and finally a successfu acquisition to Stryker in April of 2016. In the process we were credited with 2 separate "Best New Spine Device" Awards of the year by RY-Ortho; 2012 for Y-wire and 2014 for Tiger Needle

President

MIS Lateral

Apr 2010 – Feb 2016 · 5 yrs 11 mos

Developed MIS Lateral device that is currently being used clinically and licensed with a separate medical manufacturer.

Co-Director

MagRod

Aug 2006 – Mar 2013 · 6 yrs 8 mos

Co-Inventor of Magnetically pulled MIS pedicle screw system. This system was complicated and took many years to develop. This company/product was licensed away in 2013.

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Education



Auburn University

B.S., Microbiology

1986 – 1990

Satellite High School

Satellite High School

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